Curtis, Mallet-Prevost, Colt & Mosle llp
Attorneys and Counsellors at Law
101 Park Avenue
New York, New York 10178—0061

Frankfurt	Milan
Houston	Muscat	Telephone 212-696-6000
Istanbul	Paris	Facsimile 212-697-1559
London	Stamford	E-Mail info@curtis.com
Mexico City	Washington, D.C.	Internet www.curtis.com
May 29, 2009
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Mark P. Shuman, Legal Branch Chief
Re:	Flextronics International Ltd. Preliminary Proxy Statement on Schedule 14A Filed on May 21, 2009 File No. 000-23354
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comment raised in the letter dated May 28, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Michael M. McNamara, Chief Executive Officer of the Company. Set forth below is the Company’s response to the Staff’s comment. To facilitate your review, the Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response from the Company.
Proposal No. 1, page 2
1.	It appears that Item 12 of Schedule 14A applies to your proposal to amend certain of the company’s equity incentive plans to allow for a one-time stock option exchange program. However, we note that you have not provided in your filing all of the information called for by Item 13(a) of the Schedule 14A, as required by Item 12(f). Please revise your proxy statement to provide this information. In this regard, you may wish to consult Item 13(b) and (c) of Schedule 14A, and Note D to Schedule 14A, for the procedures

curtis, mallet-prevost, colt & mosle llp		Mr. Mark P. Shuman
Attorneys and Counsellors at Law	Page 2	May 29, 2009
applicable to incorporation by reference of this information. Alternatively, if you are able to rely on Instruction 1 to Item 13 of Schedule 14A to omit any or all of the information required by Item 13(a), please supplementally provide us with your analysis as to why this is the case.
     Response:
     The Company respectfully advises the Staff that the Company considered the requirements of Item 12 of Schedule 14A at the time of filing its Preliminary Proxy Statement on Schedule 14A and believes that it has complied with the disclosure requirements of that item. With respect to the requirements of Item 13(a) of Schedule 14A, the Company has not included the information referred to in Item 13(a) pursuant to Instruction 1 to Item 13.
     The option exchange program would be conducted by the Company for compensatory purposes and would not involve the kinds of matters covered by Item 12 of Schedule 14A for which the financial and other information required under Item 13 of Schedule 14A would be material for the exercise of prudent judgment by the Company’s shareholders in deciding how to vote on the option exchange program. See the Securities and Exchange Commission Division of Corporate Finance’s Exemptive Order, dated March 21, 2001, entitled “Issuer Exchange Offers Conducted for Compensatory Purposes”. In that regard, the Company respectfully submits that the Company’s proposal relating to the option exchange program is not materially different than a proposal to amend an equity incentive plan to permit a direct repricing of underwater stock options or a proposal to increase the number of shares available for issuance under an equity incentive plan. In addition, as disclosed in the preliminary proxy statement, the Company intends the option exchange program to be value neutral from an accounting perspective and does not expect that the option exchange program will result in the Company incurring any material incremental share-based compensation costs. Accordingly, the Company does not believe that the inclusion of the Company’s historical financial statements in the proxy statement would be material to its shareholders who are eligible to vote at the extraordinary general meeting for the exercise of their prudent judgment in regard to the proposal.
     In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the Tandy representations.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-8892.

Very truly yours,
/s/ Danny E. Phillips
Danny E. Phillips

cc:	Michael M. McNamara, Flextronics International Ltd. Paul Read, Flextronics International Ltd.

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
May 29, 2009
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Mark P. Shuman, Legal Branch Chief

Re:	Flextronics International Ltd. Preliminary Proxy Statement on Schedule 14A Filed on May 21, 2009 File No. 000-23354
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comments raised in the letter dated May 28, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Paul Read
Paul Read
Chief Financial Officer